Exhibit 20

For Immediate Release                    For Further Information:
Tuesday, January 20, 1998                Jeff Francis, President and CEO
                                         Terri Liutkus, Treasurer and CFO
                                         330/726-3396 - telephone
                                         330/758-1356 - telecopier


    FFY Financial Corp. Reports 2nd Quarter Earnings and Regular Dividend

      Youngstown, Ohio, January 20, 1998 - FFY Financial Corp. (NASDAQ:
FFYF) announced net income of $1.9 million, or $.50 per share for its second fiscal quarter ended December 31, 1997. The net income for the current quarter compared to earnings of $1.9 million, or $.39 per share for the quarter ended December 31, 1996.

      Assets totaled $616.3 million at December 31, 1997, an increase of $17.1 million, or 2.8% from $599.2 million at June 30, 1997. The increase in assets was primarily the result of the use of short-term repurchase agreements and borrowings to fund security purchases. The securities portfolio increased $13.9 million during the six-month period and totaled $125.9 million at December 31, 1997. Short-term securities sold under agreements to repurchase and borrowed funds increased $5.7 million and $4.5 million, respectively during the six-month period and totaled $13.0 million and $32.0 million, respectively at December 31, 1997.

      Net loans receivable totaled $462.7 million at December 31, 1997, an increase of $2.0 million from June 30, 1997. The growth in loans is principally 1-4 family mortgages. Deposits totaled $453.9 million at December 31, 1997, an increase of $3.6 million, or .8% from June 30, 1997.

      At its meeting on January 20, 1998, the Company's board of directors approved its regular quarterly dividend of 20 cents per share. The dividend will be paid on February 12, 1998 to shareholders of record on January 30, 1998.

      On October 20, 1997, the Company announced its intention to repurchase 5%, or 206,020 of its then outstanding shares of common stock in open market transactions over a twelve month period beginning on that date. To date, 72,000 shares have been repurchased at an average cost of $31.52 per share. Since completing its conversion to a publicly owned stock company on June 28, 1993, the Company has repurchased 2.9 million shares at an average price of $21.46 per share, including 808,000 shares at $26.00 per share repurchased in a tender offer which was completed in December 1996.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1997 and Form 10-Q for the quarter ended September 30, 1997. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.